July 26, 2019

Securities and Exchange Commission

Division of Corporation Finance

Mail Stop 3561

100 F Street, NE

Washington, D.C. 20549

Attention:	J. Nolan McWilliams

John Stickel

Aamira Chaudhry

Claire Erlanger

Re:	Internet Sciences Inc.

Amendment No. 1 to Draft Registration Statement on Form S-1

Filed July 26, 2019

CIK No. 0001720286

Dear Ladies and Gentlemen:

This letter is submitted on behalf of Internet Science Inc. (the “Company”). The Company is submitting Amendment No. 1 to its Draft Registration Statement on Form S-1 (the “Amendment”) in response to your letter dated June 26, 2019.

Cover Page of Prospectus, page 3

1.	Pursuant to Item 501(b)(3) of Regulation S-K, please disclose the aggregate net proceeds that you will receive in this offering assuming all of the shares are sold at the offering price.

RESPONSE

The aggregate net proceeds that we will receive in this offering assuming all shares are sold at the offering price is $50 million which does not exclude commission expenses.

2.	Pursuant to Item 501(b)(8), please clarify if the offering is self-underwritten. Also clarify if the offering will be conducted on a firm commitment or best-efforts basis, and disclose the terms of the offerings. For example, if it is a best-efforts offering disclose the date the offering will end, any minimum purchase requirements, and any arrangements to place funds in escrow, trust, or similar account, or state if you have not made any of these arrangements and describe the effect on investors. Similarly revise the underwriting section.

RESPONSE

Our offering is not meant to be self-underwritten. We have not yet secured an investment bank to underwrite our offering and we are still looking to secure an investment bank. We will amend the Draft Registration Statement to reflect the name of the investment bank name before we change from the confidential Draft Registration Statement to publicly file our S1-Registration Statement once the Draft Registration Statement becomes effective.

It has not yet been determined if our offering will be on a firm commitment or best effort basis. Once we engage an investment bank and make this determination, we will amend our Draft Registration Statement to reflect. In anticipation that the offering will be done on a best effort basis, we have secured Deutsche Bank Trust Company America, Corporate and Investment Bank-GTB, Trust and Agency Services to be our escrow agent.

We have revised the underwriting section to reflect the above disclosures.

Prospectus Summary, page 5

3.	Please provide support for the disclosure that you will inherit an expansive network infrastructure operating at c10% capacity, and explain what you mean by c10% capacity. Also clarify what clients you will be migrating from legacy technology to the acquisition targets' more efficient technology, and how you can determine the efficiency of technology for a target that has not yet been identified.

RESPONSE

We relied upon written representations made about the target acquisition company on their Information Memorandum. We are not in a position to provide support by including the name of the acquisition target and excerpts of their written representations since this information if added on this Draft S-1 Registration will eventually be made  public given this information provided to the Company was provided s under a non-disclosure confidentiality agreement. However , if the SEC deems that our current response is not adequately sufficient , we are willing to produce such information upon further comments made by the SEC and we will submit  this information via the confidentiality submission process  that allow the submitted information to remain sealed under Rule 5 U.S.C 552(b)(4) Exemption 4 of  the Freedom Information Act for trade secrets and commercial and financial information obtained from a person and privileged and confidential.

C10 capacity is the load capacity for battery systems. Network infrastructure requires extensive electrical engineering work for wiring and reasonably sustain uninterrupted service delivery.

For example, a C10 battery has 207 AH and load of 20.7 AMPS. The Amp Hour (AH) specification provides a measurement of the charge that can be delivered by the battery.

C10 capacity is the load capacity for battery systems. Network infrastructure requires extensive electrical engineering work for wiring and reasonably sustain uninterrupted service delivery.

The clients that will be migrating from legacy technology to the acquisition targets’ more efficient technology are clients that the acquisition target did acquire from a company in receivership which the target company purchased but had not yet began integrating the legacy clients from the receivership deal into their existing group of clients.

We did not determine the efficiency of the acquisition target. We simply stated a representation made by the acquisition target after the acquisition target reviewed and evaluating the efficiency of the technology platform upon which the legacy clients acquired from the company in receivership were operating. The target acquisition then concluded that their technology platform was more efficient.

Use of Proceeds, page 14

4.	We note your disclosure that the net proceeds of the offering will be up to approximately $30,000,000. In light of the fact that it appears you may not sell all the securities in this offering, and more than one use is listed for the proceeds, please revise to indicate the order of priority of such purposes and discuss the registrant's plans if substantially less than the maximum proceeds are obtained. See Instruction 1 to Item 504 of Regulation SK.

RESPONSE

We have revised the use of proceeds to reflect $50 million and have added a provision to indicate priority if substantially less than maximum proceeds are obtained.

5.	Additionally, please quantify how you will allocate the proceeds for each disclosed purpose assuming that you sell 25%, 50%, 75% and 100% of securities offered. Similarly revise as necessary your MD&A and liquidity disclosure.

RESPONSE

The proceeds will be allocated proportionately towards each disclosed purpose in the event that 25%, 50%, 75% and 100%. Regardless of the percentage of the securities offered is sold, the use of funds will not change. What may change is the number of planned targeted acquisitions.

Description of Business, page 19

6.	Please clarify your organizational structure as it relates to Trine Digital Broadcasting Ltd. We also note that Trine Digital Broadcasting Ltd, was incorporated in the United Kingdom on July 3, 2017 as a Variable Interest Entity. Briefly explain what a Variable Interest Entity is, the reason for adopting the structure, and highlight the most material risks.

RESPONSE

A variable interest entity (VIE) is a term used by the Financial Accounting Standards Board (FASB) in FIN 46 to refer to an entity (the investee) in which the investor holds a controlling interest that is not based on the majority of voting rights. The Company has a 49% interest in the VIE. The Company formed the VIE because the Founder of the VIE wanted to keep control at 51% in the event that Internet Sciences wanted to sell its 49% stake, the party in control will be best positioned and suited to acquire the 49% stake. The only risk is that the Company does not have actual control of the VIE.

7.	We note that through planned acquisitions in the United Kingdom you expect to reach a broad base of existing clients across Continental Europe. Please discuss any such planned acquisitions in sufficient detail, including the material events or steps involved, the associated costs and timelines, how you intend to fund such acquisitions, and the inherent risks and uncertainties.

RESPONSE

We have secured Heads of Terms with two acquisition targets where one of the two acquisitions provide Digital Telecommunication services that focus on VOIP (Voice Over Internet Protocol), internet access, Cloud and IT support and the other provides services in Data Center and Co-location and Information Communication Technology. We do have two completed LOI which expired, and they will be activated upon S1 Registration Statement becoming effective and can start accepting IPO funding. The transactions will be funded with IPO funding. We cannot disclose names nor add specific details of these acquisitions to the Amendment which will become public as doing so will be revealing our strategy to our business adversaries and cause the Company to suffer loss of opportunities or duplication of our strategy.

The reason why we will reach a broad base of existing customers across Continental Europe is to the fact that the acquisition with expertise in Data Center and Co-location has customers in both the Great Britain (80%) and in the BENELUX ( Belgium, Luxemburg, Netherlands and Luxemburg)(20%). There are also risks due to Brexit and the trade regulations that will exist after under the new system. The total cost involved for both acquisitions is $1,800,000. We expect to have them completed before December 31, 2019.

8.	We note that as a complement to your product and service offerings, you intend to offer consulting services in regard to blockchain technology. Please expand your disclosure to specifically describe each type of service that you intend to provide in an effort to assist other companies that are pursuing blockchain applications. Also disclose if you plan to accept payment for such services in the form of digital assets and if so, whether you intend to hold the digital assets for investment or convert them into flat currency after receipt.

RESPONSE

The Company will not offer services related to blockchain technology. The Amendment has been revised.

Description of Business Revenue Streams, page 21

9.	We note your statement that "Management anticipates consolidating in its books nearly $40,000,000 revenues if the planned acquisition of existing revenue producing technology companies are completed in the US and UK with expected recurring revenues north of $40,000,000 and an expected 95% blended customer retention rate." Please tell us your basis for these statements or revise your disclosure to remove this statement.

RESPONSE

We have made this representation by adding the total revenues generated at the fiscal year end of 2018 for all acquisition targets to derive the $40,000,000 in revenues. Additionally, the 95% blended rate of customer retention is made by relying upon the fact that the acquisition targets in the US are matured and stable companies with multi-year contracts from Fortune 500 companies in the telecommunication industry, other sectors within communications technology and government contracts to various branches of State and Federal Government from the Center of Disease Control, the Internal Revenue Service, US Department of Defense, the US Navy and other US government department to which they have provided technology services and management consulting services. It is reasonable to expect that customers to whom these US acquisition targets have provided services to for many years with mutli-year contract renewals are not going to defect. Thus, it is highly likely that a 95% customer retention rate will prevail.

Certain Relationships and Related Transactions and Director Independence, page 27

10.	Please update this section to provide a description of all related party transactions which qualify for disclosure under Item 404(d) of Regulation S-K. To this extent, we note your disclosure on page 24 about related party loans and shareholder contributions in fiscal years 2017 and 2018. Discuss any promissory notes or loans advanced from related parties in this section, including identifying the related party that made each loan or promissory note and the amounts involved.

RESPONSE

These related party loans are loans that the CEO made to the Company to fund its operations and expects to be repaid once funded by external investors. The loans total $58,628. The shareholder contributions are capital contributions the CEO made to the Company which are not expected to be paid back.

Changes In And Disagreements With Accountant On Accounting and Financial Disclosure, page 27

11.	We note your disclosure that on April 14, 2018, you terminated the services of your then independent registered public accounting firm, Salberg & Company and you include the disclosures set forth in Item 304 of Regulation S-K. We also note your disclosure that in accordance with Item 304(a)(3) of Regulation S-K, you provided Salberg with a copy of your disclosures and have requested that they furnish you with a letter addressed to the SEC stating whether they agree with the statements, as required by SEC rules. Please tell us why the Salberg & Company's letter has not been filed as an exhibit to your registration statement under Item 304(a)(3).

RESPONSE

The Company requested the letter from Salberg & Company; however due to an outstanding fee balance dispute for excessive audit fee charged where the Company requested a fee adjustment, Salberg & Company refused to provide the letter.

Report of Independent Registered Public Accounting Firm, page F-13

12.	Please have your auditors amend their audit report to include their signature and to address the report to the Board of Internet Sciences, Inc., rather than Interest Sciences, Inc. Also, the auditors should revise to use the new audit report format that complies with. Please have them refer to PCAOB Auditing Standard 3101, which is effective for audits of fiscal years ending on or after December 15, 2017. Refer to Rule 2-02 of Regulation SX and SEC Release 34-81916 for further guidance.

RESPONSE

The auditors have revised their report to direct it to the Board of Directors of the Company.

If you should have any questions concerning the enclosed matters, please contact the undersigned at (212) 880-3750.

Sincerely,

/s/ Lynda Chervil
Lynda Chervil

cc:	Joseph Lesko, ESQ

The Board of Directors of Internet Sciences Inc.

Office: 212-880-3750 Address: 275 Madison Avenue 6th Floor New York, NY 10016